Filed by Athena Pubco B.V.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Spartan Acquisition Corp. III
SEC File No.: 001-40022
Date: February, 8 2022

02.22 Enabling Green Electrification

Disclaimer This combination presentation between (together Allego with Holding oral statements B.V. (“Allego”) made and in Spartan connection Acquisition herewith, Corp this. “Presentation”) III (“Spartan”) and is provided related transactions for informatio (the nal “Proposed purposes Business only and Combination”) has been prepared and for to assist no other interested purpose parties . in making their own evaluation with respect to a potential business No partners, representations directors, officers, or warranties, employees, express advisers or implied or agents are given be responsible in, or in respect or liable of, this for any Presentation direct, indirect . To the or fullest consequential extent permitted loss or loss by law, of profit in no arising circumstances from the will use Spartan, of this Presentation, Allego or any its of contents, their respective its omissions, subsidiaries, reliance stockholders, on the information affiliates, contained representatives, within it,    or on Business opinions Combination communicated . Viewers in relation of this thereto Presentation or otherwise should arising each in make connection their own therewith evaluation . In addition, of Allego this and Presentation of the relevance does and not adequacy purport to of be the all information inclusive or and to contain should all make of the such information other investigations that may be as required they deem to necessary make a full . analysis of Allego or the Proposed Nothing Presentation herein cannot should address, be construed and are as not legal, intended financial, to address, tax or other your advice specific . You investment should consult objectives, your financial own advisers situations concerning or financial any legal, needs financial, . tax or other considerations concerning the opportunity described herein. The general explanations included in this The F-4”) Proposed was filed Business by Athena Combination Pubco B.V., will a newly be submitted created subsidiary to the stockholders of Madeleine of Spartan Charging for B their .V., Allego’s consideration parent company and approval (“NewCo at a special ”) with the meeting SEC on of September stockholders 30, . In 2021, connection as amended, with the and Proposed the prospectus Business / proxy Combination, statement a registration which forms statement a part thereof on Form will F be -4 di (the stributed “Form available, to holders Spartan of Spartan’s will mail common a definitive stock, proxy once definitive, statement in and connection other relevant with Spartan’s documents solicitation to its stockholders for proxies as for of the the vote record by date Spartan’s established stockholders for voting in connection on the Proposed with the Business Proposed Combination Business Combination . Spartan’s stockholders and other matters and other as described interested in parties the Form are advised F-4. When to read the Form Combination F-4 and and any other amendments matters, thereto as these and, documents once available, will contain the definitive important proxy information statement about and Spartan, any other Allego, documents NewCo filed and in the connect Proposed ion with Business Spartan’s Combination solicitation . Stockholders of proxies for may its also special obtain meeting a copy of of stockholders the Form F to -4, be including held to the approve proxy the statement/prospectus Proposed Business incorporated not constitute therein a solicitation as well of as any other proxy documents . filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by NewCo and Spartan, without charge, at the SEC ’s website located at www.sec.gov. This Presentation does the Spartan, Proposed Allego, Business NewCo Combination and certain of . Information their respective regarding directors, the persons executive who officers may, and under other SEC members rules, be deemed of management participants and in employees the solicitation may, under of Spartan’s SEC rule stockholders s, be deemed in to connection be participants with the in the Proposed solicitation Business of proxies Combination from Spartan’s is set forth stockholders in the proxy in connection with statement/prospectus information regarding forming the participants a part of in the the Form proxy F -solicitation 4 filed with and the a SEC description . You can of find their more direct information and indirect about interests, Spartan’s by directors security holdings and executive or otherwise, officers is in included Spartan’s in final the prospectus proxy statement/prospectus dated February 8, forming 2021 and a part filed of with the the Form SEC F—on 4. Stockholders, February 10, 2021 potential . Addi investors tional and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above. NO This OFFER Presentation OR SOLICITATION relates to the Proposed Business Combination. This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. jurisdiction This Presentation in which does such not offer, constitute solicitation an offer, or sale or a would solicitation be unlawful of an offer, prior to to buy registration or sell any or securities, qualification investment under the or securi other ties specific laws of product, any such or jurisdiction a solicitation . Any of any offering vote of or securities approval, (the nor shall “Securities”) there be will any not sale be of registered securities, under investment the Securities or otherAct specific of 1933, product as amended in any    Securities (the “Securities must Act”), continue and to will be be held offered unless as a a subsequent private placement disposition to a is limited exempt number from the of institutional registration “accredited requirements investors” of the Securities as defined Act in . Rule 501(a)(1), (2), (3) or (7) under the Act and “Institutional Accounts” as defined in FINRA Rule 4512(c). Accordingly, the be Investors issued .should Investors consult should with be their aware counsel that they as to might the applicable be required requirements to bear the final for a risk purchaser of their to investment avail itself for of any an indefinite exemption period under of the time Securities . None of Act NewCo, . The transfer Allego or of the Spartan Securities are making may also an offer be subject of the to Securities conditions in any set forth jurisdiction in an agreement where the offer under is which not permitted they are .to NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. We is not have in scope considered . whether this Presentation is “in scope” of the EU Market Abuse Regulation (known as “MAR”) and have determined, based on our understanding of U.K. and E.U. MAR and market practice in the United Kingdom and the European Union, that it FORWARD All statements -LOOKING other than STATEMENTS statements of historical facts contained in this Presentation are forward-looking statements. Forward looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” that “intend,” are not “expect,” statements “should,” of historical “would,” matters “plan,”,. “project,” These forward “forecast,” -looking “predict,” statements “potential,” include, “seem,” but are “seek,” not limited “future,” to, statements “outlook,” “target” regarding or estimates other similar and expressions forecasts of (or other the financial negative and versions performance of such words metrics, or projections expressions) of that market predict opportunity or indicate and fu market ture events share, or the trends    or anticipated satisfaction closing of closing date conditions of the Proposed to the potential Business transaction Combination and and the the potential use of the financing cash proceeds of the Proposed therefrom Business . These Combination statements are , the based level on of various redemptions assumptions, by Spartan’s whether public or stockholders not identified and in this the Presentation, timing of the and completion on the current of the potential expectations transaction, of Allego’s including and the Spartan’s prediction management or a definitive and statement are not of predictions fact or probability of actual .performance Actual events . These and circumstances forward-looking are statements difficult or impossible are provided to for predict illustrative and may purposes differ from only assumptions, and are not intended and such to differences serve as, and may must be material not be relied . Many on actual by any events investor and as circumstances a guarantee, are an assurance, beyond the a control of consummate Allego and Spartan the Proposed . These forward Business -looking Combination, statements including are subject the risk to that a number any required of risks regulatory and uncertainties, approvals including are not obtained, (i) changes are in delayed domestic or and are foreign subject business, to unanticipated market, conditions financial, political that could and adversely legal conditions; affect the (ii) combined the inability company of the parties or the to expected successfully benefits or timely of the potential Proposed financing Business Combination of the Proposed or that Business the approval Combination; of the (v) stockholders the risk that of the Spartan Proposed is not Business obtained; Combination (iii) the ability disrupts to maintain current the plans listing and of operations the combined of Spartan company’s or Allego securities as a result on NYSE of the or another announcement national and securities consummation exchange; of (iv) the the transaction inability to described complete herein; the (vi) the financial risk that information any of the with conditions respect to to Allego closing and are costs not satisfied related in to the the anticipated Proposed Business manner Combination; or on the anticipated (ix) risks timeline; related to (vii) the the rollout failure of to Allego’s realize business the anticipated strategy benefits and the of timing the Proposed of expected Business business Combination; milestones; (viii) (x) risks the effects relating of to competition the uncertainty on Allego’s of the projected future business outcome and of any the legal ability proceedings of the combined that may company be instituted to grow against and manage Spartan, growth Allego profitably, or any of their maintain respective relationships directors with or customers officers, following and suppliers the announcement and retain its of management the potential and transaction; key employees; (xiii) the (xi) amount risks related of redemption to political requests and macroeconomic made by Spartan’s uncertainty; public (xii) the the stockholders; foregoing (xiv) risks; the (xvi) ability those of factors Spartan discussed or the combined in Spartan’s company final prospectus to issue equity dated or February equity linked 8, 2021 securities and any or Quarterly obtain debt Repfinancing ort on Form in connection 10-Q or any with Annual the Proposed Report on Business Form 10—Combination K, in each case, or in under the future; the heading (xv) the “Risk impact Factors,” of the and global other COVID documents 19 pandemic of Spartan on any filed, of    or looking to be statements filed, with the . There SEC; may and be (xvii) additional the classification risks that of neither its warrants Spartan for nor accounting Allego presently purposes know . If any or that of these Spartan risks and mater Allego ialize currently or Spartan’s believe or Allego’s are immaterial assumptions that could prove also incorrect, cause actual actual results results to could differ differ from materially those contained from the in results the forward implied -looking by these statements forward- . In addition, Allego’s assessments forward-looking to change statements . However, reflect while Spartan’s Spartan and and Allego’ Allego s expectations, may elect to update plans or these forecasts forward of—future looking events statements and views at some as of point the date in the of this future, Presentation Spartan and . Spartan Allego and specifically Allego anticipate disclaim any that obligation subsequent to events do so, unless and developments required by applicable will cause Spartan law. These ’s and forward    looking statements should not be relied upon as representing Spartan’s and Allego’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. 1

Disclaimer

INDUSTRY AND MARKET DATA

Although all information and opinions expressed in this Presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, Allego and Spartan have not independently verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of Allego and Spartan, which are derived from their respective reviews of internal sources as well as the independent sources described above. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Allego and Spartan.

USE OF PROJECTIONS

This Presentation contains projected financial information with respect to Allego, including, but not limited to, estimated results for fiscal years 2021. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See "Forward Looking Statements" paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Spartan's nor Allego's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation.

FINANCIAL INFORMATION; NON-GAAP FINANCIAL MEASURES; CURRENCY CONVERSION

The financial information and data contained in this Presentation, except for fiscal year 2019 and fiscal year 2020, is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, prospectus or registration statement to be filed by Allego or Spartan with the SEC. Some of the financial information and data contained in this Presentation, such as EBITDA, Operational EBITDA and free cash flow, have not been prepared in accordance with Dutch generally accepted accounting principles ("Dutch GAAP"), United States generally accepted accounting principles ("U.S. GAAP" and together with Dutch GAAP, "GAAP", as the context may require) or the International Financial Reporting Standards ("IFRS"). We define (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization, (ii) Operational EBITDA as EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts, anticipated board compensation costs and director and officer insurance costs and anticipated transaction costs and (iii) free cash flow as net cash flow from operating activities less capital expenditures. Spartan and Allego believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Allego's financial condition and results of operations. Allego's management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Spartan and Allego believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Allego's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Allego's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with IFRS results and reconciliations to the most directly comparable IFRS measure are provided in the Appendix to this Presentation.

Allego's financial results are denominated in euros. In order to compare its results with those of comparable businesses, Allego's financial results or projected results may be denominated in US dollars in the Presentation, representing an exchange rate of 1.14 USD/EUR as of 2/04/2022.

CERTAIN MATTERS REGARDING THE ACCOUNTING TREATMENT OF WARRANTS

In light of the SEC's Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies issued on April 12, 2021 (the "Statement"), Spartan is currently re-evaluating the classification of its warrants for accounting purposes. If Spartan concludes that its warrants should be accounted for as a liability (rather than as equity), the fair value of the warrants will need to be determined, Spartan's previously issued financial statements may be subject to revision or restatement, and Spartan may be required to file a Form 8-K under Item 4.02 (Non Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review). Relatedly, Spartan is also assessing the adequacy of its internal controls over financial reporting and disclosure controls and procedures and is considering whether its prior disclosure on the evaluation of such internal controls needs to be revised in amended filings. This assessment may result in the identification of a material weakness in Spartan's internal controls over financial reporting and disclosure controls and procedures. The full impact of the Statement is still being assessed and as such further risks may be identified with respect thereto.

TRADEMARKS AND TRADE NAMES

Allego and Spartan own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners.

The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Allego or Spartan, or an endorsement or sponsorship by or of Allego or Spartan. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Allego or Spartan will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

CERTAIN RISKS RELATED TO ALLEGO

All references to the "Company," "Allego," "we," "us," or "our" in this presentation refer to the business of Allego. The risks presented below are certain of the general risks related to Company's business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by the Company, its affiliates or by third parties with the United States Securities and Exchange Commission ("SEC"). These risks speak only as of the date of the Presentation, and we have no obligation to update the disclosures contained herein. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. Additional risks related to Allego in connection with and following the consummation of the Proposed Business Combination are escribed above under "Forward Looking Statements."

- Allego is an early stage company with a history of operating losses, and expects to incur significant expenses and continuing losses for the near and medium term.
- Allego has experienced rapid growth and expects to invest substantially in growth for the foreseeable future. If it fails to manage that growth effectively, its business, operating results and financial condition could be adversely affected.
- Allego's estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and Allego's growth and success is highly correlated with and dependent upon the continuing rapid adoption of EVs.
- Allego faces competition from a number of companies and expects to face significant competition in the future.
- Allego may need to raise additional funds or debt, and those funds may not be available when needed. Allego is dependent on the completion of the Proposed Business Combination or other additional financing in order to continue its current operations and to execute its business plan.
- If Allego fails to offer high-quality support to its customers and fails to maintain the availability of its charging points, its business and reputation may suffer.
- Allego relies on a limited number of suppliers and manufacturers for its hardware and equipment and charging stations.
- Allego's business is subject to risks associated with the price of electricity, which may hamper its profitability and growth.
- Allego is dependent on the availability of electricity at its current and future charging sites. Delays and/ or other restrictions on the availability of electricity would adversely affect Allego's business and results of operations.
- Allego's driver base will depend on the effective operation of Allego's platforms and applications, and a variety of factors may lead to interruption in service, which could harm Allego's business.

allego

2

Disclaimer · Allego is expanding operations into many European countries, which will expose it to additional tax, compliance, market and local rules and other risks. · Members of Allego’s management have limited experience in operating a public company. · New alternative fuel technologies may negatively impact the growth of the EV market and thus the demand for Allego’s charging stations and services. · The European EV market currently benefits from the availability of rebates, scrappage schemes, tax credits and other financial incentives from governments to offset and incentivize the purchase of EVs, and reduction, modification or elimination of such benefits could cause reduced demand for EVs and EV charging, which would adversely affect Allego’s financial results. · Allego’s business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third parties. · Allego’s technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage its reputation with current or prospective customers and/or expose it to product liability and other claims that could materially and adversely affect its business. · Past performance by members of Spartan’s management team may not be indicative of an ability to complete a business combination or of future performance of an investment in Allego.· Spartan’s initial stockholders have agreed to vote in favor of the Proposed Business Combination, regardless of how Spartan’s public stockholders vote. · The Sponsor, certain members of the Spartan board of directors and its officers have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Proposed Business Combination. · Spartan and/or Allego may waive one or more of the conditions to the Proposed Business Combination. · Spartan’s due diligence investigation of Allego and factors affecting its business may not surface all material issues. · Legal proceedings in connection with the Proposed Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Proposed Business Combination. · Allego’s right to redeem all Spartan’s warrants prior to their exercise, including at times that may be disadvantageous to holders of such securities. · The Spartan board of directors did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Proposed Business Combination. · A significant portion of Spartan’s total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of Spartan’s class A common stock to drop significantly, even if its business is doing well. · Spartan Stockholders will have a reduced ownership and voting interests after the consummation of the Proposed Business Combination and will exercise less influence over management. · The Sponsor and Spartan’s directors, officers, advisors or any of their respective affiliates may elect to purchase public shares from public stockholders, which may influence the vote of the Proposed Business Combination and reduce the public “float” of the Spartan’s class A common stock. · If the Spartan merger does not qualify as a “reorganization” under Section 368(a) of the United States Internal Revenue Code (the “Code”) and/or, taking into account the Share Contribution and Private Placement (as such terms are defined in the F-4), does not qualify as a transaction described in Section 351 of the Code, or results in gain recognition to holders of Spartan’s class A common stock or Spartan’s warrants pursuant to Section 367(a) of the Code, Spartan Stockholders and/ or Spartan Warrant holders may be required to pay substantial U.S. federal income taxes. · The Proposed Business Combination could result in Allego N.V. being treated as a U.S. corporation or a “surrogate foreign corporation” for U.S. federal income tax purposes. · Allego is dependent on the completion of the Proposed Business Combination or other additional financing in order to continue as a going concern. 3

Leadership Mathieu Bonnet Ton Louwers Chief Executive Officer Chief Financial Officer E6 Alexis Galley Chief Technology Officer 4

Investment Highlights

1

Large and Rapidly Growing Total Addressable Market

- Growth in electric vehicles unlocks a significant addressable market, particularly for European charging
- Total TWh demand expected to grow ~8x by 2025 and ~30x by 2030 [1]

2

Leading Pan-European Player with a Clear First Mover Advantage

- One of the largest European networks of chargers and a pan-European player
- Partnerships with municipalities, 65+ real estate owners and 16+ OEMs
- Secured backlog of premium sites provides intermediate visibility allego

3

Market Leading Proprietary Technology Provides a Competitive Advantage

- Proprietary 100+ variable analytics and technology platform informs optimal location / network design and performance
- Operating software allows compatibility with all vehicle OEMs creating an optimized user experience

4

Strong Unit Economics

- Proven ability to generate significant returns from owned sites with expected >40% IRR and 3-4-year payback at site level without subsidies
- Currently operating independently and producing high margins from owned sites
- 7.6% utilization rate as of December 2021 (almost doubling from pre-pandemic levels) with 3% required for positive gross profit, and 6% for positive IRR

5

Attractive ESG profile

- Network running on 100% renewable energy
- Enabled 414 million green kilometers (~258 million miles) in 2021, thus avoiding approximately 59 million kilograms [2] of CO_2 emissions allego

Source: Company information.
(1) Management estimates.
(2) Assuming 140g/km.

5

About Allego

Allego Operates One of the Largest Pan-European Public EV Charging Networks

Allego Highlights

- ~28,000 Public Charging Ports and ~13,400 Public and Non-Public Sites Across 14 Countries [1]
- 2020 Gross Margin of 30% and Operational EBITDA Positive in 2021 [2]
- ~620,000 Unique Network Users in 2021 (Increased by About 70% vs 2020) with 80% Recurring Users
- >100% Historical Revenue Growth [3]
- Average Charger Utilization Rate of 7.6% [4]

Leading Presence in Europe



NOTE: Map includes both public and non-public sites.

- Current AC Sites [5]
- Current Fast and Ultra-Fast Sites [5]
- Select Sites in Backlog [5]
- Operational
- Secured Expansion [6]
- Future Expansion Plans

allego

Source: Company information.
Note: Unaudited financial highlights may vary from actual results after finalizing the audit for the year ended December 31, 2021, and such variance may be material.
(1) Owned and third-party, as of December 30, 2021.
(2) 2020 revenue is IFRS audited, 2021 is IFRS unaudited.
(3) 2017-2021 CAGR.
(4) Per December 2021 data for Ultra-Fast chargers. Excludes all non-operational sites and sites that became operational in 2021.
(5) As of December 31, 2020.
(6) Secured expansion countries refer to countries where the potential for EV charging is confirmed to be attractive enough and where installation of charging ports has already started or has been decided.

7

Business Model Overview

allego

Own & Operate

High Value Services Offering

Allamo™ & Allego EV Cloud™ Proprietary Software Platforms







NISSAN

Carrefour

- Build, own and operate Ultra-Fast and Fast charging sites
- Operator of one of the largest pan-European public EV charging networks

Owned Public Charging Ports [1] Breakdown [2]

AC	Fast	Ultra-Fast
21,281	685	72

- Allamo™ software identifies premium charging sites and forecasts demand using external traffic statistics
- Proprietary software allows compatibility and an optimized user experience for all EV drivers
- Through Allego EV Cloud™ , provides software solutions for EV charging owners, including payment and achieving high uptime

- Attractive, high margin third-party service contracts
- Services include site design and technical layout, authorization and billing, and operations & maintenance

Third-Party Public Charging Ports Breakdown [1]

AC	Fast	Ultra-Fast
4,795	659	442

Allego is a pioneer in EV charging solutions, and its large, vehicle-agnostic European public network offers easy access for all EV drivers

Source: Company information as of December 31, 2021.
(1) Charging ports are defined as the number of sockets on a charger that are simultaneously accessible for charging.
(2) Only includes public chargers.

allego

8

One of the Largest Pan-European Fast Charging Networks Current Public Infrastructure in the Most Developed EV Markets Geographic Presence # OF FAST AND ULTRA-FAST CHARGING SITES 831 1 650 2 485 Owned by 1 402 Owned by 7 OEMs 3 266 4 188 Source: (1) Company Company information information.as of December 31, 2021, management estimates, other public sources. (2) A SPAC location announcement is considered . UFC if there is at least 1 UFC charger, otherwise it is FC. The charger count is the total installed base. No update available since Allego de- 9 (4) (3) Data Fastned collection press release from ECOmovement dated January .11th, No update 2022. available since Allego de-SPAC announcement.

Allego Provides Scale, Profitability and a Full Service Offering

(€MM EXCEPT FOR CHARGING PORTS AND SITES)		Independent Operators		OEM-captive Operator	Hardware Manufacturer
		allego	EVgo	IONITY	chargepoint
Financial Performance	2021E Revenue	**86 [1]**	17-19 [2]		205-210 [2]
	Recurring Revenue	✓	✓		✗
	2021E Operational EBITDA	**Positive**	(50-47) [2]		Negative
Size and Scale	Networked Charging Ports	**~28,000 [3]**	1,670 – 1,710 [4]	1,615	NA
	Sites	**~13,400 [3]**	~800	402	NA
	Geographic Presence	**Already in 14 European countries**	United States	Selected presence	North America, Europe (UK mostly)
Offering	Service Offering	✓	Fleet partnership	✗	✓
	Proprietary Software Offering	✓	Third-party solution	✗	✓
	Site Forecasting Software	✓	✓	✗	✗

Allego's size, scale and technological edge create ironclad moats allego

Source: Company information, press releases.
Note: Unaudited financial highlights may vary from actual results after finalizing the audit for the year ended December 31, 2021, and such variance may be material.
(1) IFRS unaudited.
(2) Based on USD forecasts from EVgo and ChargePoint investor presentations, USD/EUR rate of 1.14 as of 2/04/2022.
(3) Includes Allego public charging ports and sites for owned and third-party AC chargers, Fast chargers and Ultra-Fast chargers of any speed as of December 31, 2021.
(4) Based on company FY21 guidance as of Q3'21 of 1,890-1,970 stalls operational and under construction at year-end, excluding under construction stalls guidance at year-end of 220-260.

10

Operational Successes

Business Highlights Charging and Services Revenue Outperforming Robust Utilization in 2021, Continuing Upwards in 2022 Multiple Partnerships Signed, Expanding Pipeline EV Sales in Europe Outpacing US Market Onboarded New Senior Additions to the Team Delivered 100% Renewable Energy to Customers 12

2021 Operating Trends Position Allego Well

Revenues on Target for Full-Year 2021[1]


(€ in mm)
Fast / Ultra-Fast charging ports
1,645
1,858
+95%
€ 44
€ 86
2020A
2021E
Charging
Services

Utilization Rate on UFCs Almost Doubled pre-Covid [2]


~2.0x
3.8%
7.6%
Dec-19A
Dec-21E

Significant Increase in Total Energy Sold


(in GWh)
+77%
47
83
2020A
2021E

Short-Term Outlook Positive

- Accelerating EV sales to increase demand for public charging
- Utilization continues to trend upward in January 2022
- Expansion of the network on track with 1,300 sites in Secured Backlog / Pipeline
- Strong visibility gained from new site launches and partnerships
- Successfully passing through energy cost increases and defending margins allego

Source: Company information.
Notes: Utilization rate of UFC calculated based on a total capacity of 50 sessions per day per charger.
Unaudited financial highlights may vary from actual results after finalizing the audit for the year ended December 31, 2021, and such variance may be material.
(1) 2020 revenue is IFRS audited, 2021 is IFRS unaudited.
(2) Represents utilization rates for the months of December 2019 and December 2021, respectively.

13

Allego Delivered Impressive Growth in 2021

User Track Record on Allego's Network [1, 2]



(in thousands of users)
65%
72%
70%
77%
79%
82%
620
80%
369
2015A-2021E CAGR: 112%
243
144
83
7
30
2015A
2016A
2017A
2018A
2019A
2020A
2021E
Total unique users
Recurring users

Total Energy Sold



(in GWh)
82.7
2015A-2021E CAGR: 126%
46.7
30.3
13.5
6.9
3.2
0.6
2015A
2016A
2017A
2018A
2019A
2020A
2021E

Commentary

- Allego's network handled **6.1 million charging sessions in 2021** through its EV Cloud platform (**+65% compared to 2020**)
- **Utilization reached its highest average** in December 2021 at **7.6%**, almost **doubling from pre-pandemic levels**, despite lockdown restrictions in certain countries still in place
- **Total unique users** on Allego's network at the end of **2021 increased by about 70%** from the prior year to **>620,000 customers** and continued to have an **approximate 80% recurring rate per month**
- Allego's network enabled **414 million green kilometers** (~258 million miles) compared with 234 million green km (145 million miles) in 2020
- Allego's network supported the **avoidance of approximately 59 million kilograms** [3] **of CO2 emissions** last year based on the latest EU mandates
- Allego provided **100% renewable energy** to its network, remaining an essential link to **decarbonize mobility**

Source: Company information.
(1) Unique users defined as customers who have charged on Allego's network at least once.
(2) All customer data is tracked through the ID cards/tokens used on Allego's network and required for invoicing.
(3) Assuming 140g/km.

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Multiple Massive Partnerships Finalized since Announcement

Key partnerships representing an additional 1,000+ sites for Allego

AGENTSCHAP WEGEN & VERKEER

Jan 22nd, 2022

Flanders Highways Win

- **28 ultra-fast charging sites** along major highways in Flanders in 2022
- This will **double to 56 sites** by 2024)

VINCI AUTOROUTES

Jan 21st, 2022

5 highway locations on France's A355 Autoroute

- **5 ultra-fast charging locations;** first of which is now open with **8 charging spots (of which 3 ultrafast and 2 fast)**

NISSAN

Dec 21st, 2021

Strategic Partnership with Nissan

- Long-term partnership in **16 countries** and across **600+ locations**, to install, operate, and maintain DC fast chargers

REWE

Nov 16th, 2021

Strategic Partnership with REWE Nord

- Aim to deploy **100 new fast charging sites** across Germany

Oct 8th, 2021

Strategic Partnership with Van der Valk

- Allego to offer fast charging facilities at **50+ hotels across the Netherlands and Belgium**

Casino

Sep 30th, 2021

Strategic Partnership with Casino

- Allego to develop **over 250 charging** stations in France across **36 Casino Group hypermarkets**

Source: Company information.

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Recent High-Profile Appointments Nov 29th, 2021 Jane Garvey appointed Chairwoman • Former US Federal Aviation Administrator • Will become Chairwoman of the Board of Directors of Allego, upon closing of the business combination Feb 1st, 2022 Manish Somaiya appointed Group Head of Investor Relations and Capital Markets • Former Managing Director at Citi, BofA, and senior executive at JPMorgan with 20+ years of experience in investment research and capital markets Source: Company information. 16

Innovative Project Finance Funds Allego’s Growth Allego and Meridiam closed the first-of-its-kind special purpose project finance vehicle for EV charging infrastructure in partnership with Carrefour • Financing is a Green Loan at an attractive cost of capital at EURIBOR + 3.5% • Financing terms are attractive, non-recourse and first-of-its-kind for a European CPO • Illustrates Allego’s ability to secure significant third-party capital to expand network • More than 2,000 fast and ultra-fast EV charge points • 200+ locations across France • Allego to operate and maintain the network for over 12 years    Allego has robust access to third-party capital to expand its network and de-risk its business plan Source: Company information. 17

Allego is a Leader in Identifying and Securing Exclusive Access to Premium EV Charging Sites

Revenue supported by Secured Backlog and a Solid Pipeline

Existing Presence	Secured Backlog	Pipeline
	~800 Additional Sites	>500 Additional Sites


139 charging ports deployed since announcement
1,858
4,512
6,370
Backlog up ~60% since announcement
9,440
3,070

Total Allego Owned and Third-Party Fast and Ultra-Fast Charging Ports

- Public fast charging sites in operation
- Utilization trend validated

- 10- to 15-year lease or MOU signed for premium sites
- Exclusivity secured

- Additional premium sites identified
- Exclusivity in discussion

As EV traffic builds, existing sites are upgraded with additional chargers to support increased throughput and charging sessions allego

Source: Company information. Data as of December 31, 2021.

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Electrification of the European Automotive Space is Accelerating EU and US Light Vehicle (LV) BEV Sales (in mm LV BEV sold) 2.2x EU continues to 12.3 outpace the US market through the decade 2.2x 5.7    4.8    3.0x 2.2    1.2    0.2 0.4 0.4    2019A 2021A 2025E 2030E US EU Global light vehicle sales increased 4.6% in 2021 vs. 2020, but global BEV sales increased 107% European BEV sales in 2021 outpaced the US by 200% European regulations continue to tighten with seven countries banning ICE sales by 2030, supporting solid growth through the decade Source: Note: LMC BEV = Automotive Battery Electric January Vehicle 2022 . update. 19

Traditional OEMs are Fast-Tracking European Electrification Strategies OEM European Target Global Target 100% BEV by 2035 100% BEV by 2040 70% LEV by 2030 40% LEV by 20301 100% BEV by 2030 100% BEV by 2033 100% BEV by 2030 40% BEV by 2030 20% BEV by 2025 65% BEV by 2025 Favorable fundamentals, 50% BEV by 2025 including solid consumer demand, are driving the rapid 50% BEV by 2030 electrification of the European market 100% BEV by 2030 100% BEV by 2030 100% BEV by 2025 100% BEV by 2024 100% BEV by late 2020s Source: (1) LMC United Automotive, States. OEM company information. LEV: Low Emission Vehicle 20

Business Highlights Charging and Services Revenue Outperforming Robust Utilization in 2021, Continuing Upwards in 2022 Multiple Partnerships Signed, Expanding Pipeline EV Sales in Europe Outpacing US Market Onboarded New Senior Additions to the Team Delivered 100% Renewable Energy to Customers 21

Appendix

Pioneer in EV Charging in Europe Allego One of the Near-term founded as largest pan- deployment subsidiary of National fast European of 170 sites a Dutch grid charging charging operator network networks #1 2013 2014 2015 2016 2017 2018 2019 2020 2021 Mega-E Development of New owner First large-scale First Allego nationwide fast Allego deploys to accelerate Pan-European Ultra-FC charger charging network Europe’s first network Fast project focusing operational in the Netherlands Ultra-Fast location growth on corridors Early Dramatic Future Proof of Rollout Growth Concept (€ in mm) CAGR: € 86 CAGR: 95% 107% € 44 € 5 2017A 2020A1 2021E 2 Revenue (1) Source: IFRS Company audited. information. (2) IFRS unaudited. 23

Allego’s Focus on Proprietary Technology and Services Enables High Margin Capture Power Charging Network Asset Installation Operation Backend Payment EV Supply Hardware Planning Ownership & IT Driver Manufacturer Maintenance Hardware agnostic, Payment OEM Agnostic AllamoTM EV CloudTM Allego selects MSP best-of-breed cutting edge technology Control of all steps along the value chain, based on proprietary Access to Entire technology informed by data collection EV Fleet Recurring, high-margin revenue streams Source: Company information. 24

Understanding the EV Charging Landscape ULTRA-FAST FAST AC CHARGING CHARGING CHARGING Own & Operate Services Power Minimum Time to Charge to 125 Miles (from 20% to 80%) 2 Target Locations Average Price per Charging Session (40kWh) 2 Targeted Long-Term Gross Margin Go-forward focus    1                ~150 – 350kW ~50kW 11kW 7-16 minutes 50 minutes 220 minutes Public, Workplaces, Public, Major Roads, Retail Public, Major Roads, Retail Homes $32 – 40 $28 $16 55% 55% 40% Compares to average cost of 125 miles of gasoline: $423 Full suite of charging solutions for all end users and locations (1) Source: Company AC charging information, expected to French be de-emphasized Ministry of thegoing Economy, forward.    (3) (2) 40 Assumes kWh charge fuel prices corresponds of €2.0/liter to charging, and fuel from consumption 20% to 80%, of 8 liters/100 an “average kilometers battery” based of ~70kWh on data and from provides the French 125 miles Ministry additional of Economics. range. 25

Proprietary Software Suite Provides a Competitive Edge in Selecting and Managing Charging Sites

Allamo™ – Owned Site Identification / Assessment

Allows Allego to select premium charging sites to add to its network:

- Identify premium sites using external traffic statistics and proprietary data book
- Forecast demand at site through extensive simulation; model considers over 100 factors, including EV penetration, driving behavior and EV tech development
- Build robust business case around site and determine returns potential

Model Forecast (kWh/day) Accuracy Improves with Larger Batch Sizes [1]



Ratio (Forecast/Actuals)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
–
R² = 0.76
1 Site
10 Sites
20 Sites
30 Sites
50 Sites
70 Sites
100 Sites

High predictability enables strong profitability

Allego EV Cloud™ – Uptime and Payment Optimization

Sophisticated CPO tool providing all essential services to owned and third-party including:

- Site onboarding and technical layout
- Authorization and billing
- Smart charging and load balancing
- Analytics and customer support



allego
Uptime and Performance Report
143
29
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Increases O&M margins and secures high margin third-party services contracts

Source: Company information.
(1) Ratio (Forecasts/Actuals) depends on sites' batch sizes.

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European EV Charging Market is Larger and Growing Faster than the US Market

European Market Attributes Favour Public Fast Charging

- Regulation across Europe is accelerated relative to the US
- High urbanization rate
- Scarcity of in-home parking in dense cities
- Significant interurban traffic

EU + UK vs. US Market Comparison (2020A-2025E)

EV Car Parc [1]


(mm of units)
CAGR: 46%
~3.0
~20.0
CAGR: 47%
~1.4
~9.7
EU + UK
US

Public Fast Charging Power Demand – SAM


(TWh)
CAGR: 87%
~0.4
~9.2
CAGR: 61%
~0.3
~3.2
EU + UK
US
2020A
2025E

Fast charging is essential to the widespread adoption of EVs

Public charging is expected to increase faster in Europe than the US

Source: Company estimates.
(1) Defined as the total number of battery electric vehicles and plug-in hybrid electric vehicles used in fleet, rideshare and medium/light-duty vehicle applications.

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Defining Allego's Market



Vehicles in Operation
Total Addressable Market
Serviceable Addressable Market
Share of Market

20 MM

European EV fleet penetration in 2025

- Fleet size estimated to grow by ~8x between 2020 and 2025

56 TWh

Energy demand for total EV charging in 2025 (Europe)

- Electricity demand for the EV market

9 TWh

Energy demand for public fast charging in 2025

- Overall public charging electricity requirement
- Public charging as a % of total charging estimated to increase from **25% in 2020** to **50% by 2025**

1.1 TWh

Allego's 2025 target market share of public fast charging

- Allego's first mover strategy to capture premium sites across Europe
- Focus on owning and operating charging infrastructure
- Focus on Ultra-Fast Charging and Fast Charging given user preference & high margin opportunity allego

Source: Company estimates.
Note: All figures are 2025E estimates unless otherwise noted.

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High Growth Expected in European EV Fast Charging Market Serviceable Addressable Market (SAM) 1 (TWh) = Allego % market share 186.7 12% 12% 12% 108.4 27.8 227.3 1.7 40.2 68.2 2020A 2025E 2030E 2040E 2020A TAM 2025E TAM 2030E TAM 2040E TAM 20% 27% 40.2 TWh 186.7 TWh Primary for owned focus    fast-charging 17% network 6% 9.2 TWh 0.4 TWh Strategic for high focus    value-add party services third Public Fast Charging (SAM) Public AC Charging Non-Public Charging (1) Source:                Represents Company estimates. total public fast charging demand in the EU + UK. 29

Complementary Business Segments Address the Full Breadth of the EV Charging Opportunity Owned Fast High Value-add Charging Third-party Network Services Strategic focus for Primary focus non-core technologies    Source: Company information. 30

Allego Fleet Case Study

City of Amsterdam

- Taxis in Amsterdam are frequent users of Allego's network
- In collaboration with taxi operators and using Allamo™, Allego selected charging sites that would be most convenient for taxi drivers
- During Q4'2021, these sites averaged 23% utilization rate





Allego's Use Case for Fleets

MADRID	REWE	fluvius.	Uber
City of Madrid	German supermarket chain with ~3,300 stores across Europe	Belgian utility company that manages regional electrical grid	Global leader in ridesharing

Fleet and logistics companies are beginning to shift strategically toward electric vehicles

- Currently in discussions to construct an e-truck highway charging hub for Lidl and other retailers in the Netherlands
- In Madrid, similar to Allego's program in Amsterdam, electric taxis benefit from public charging units
- Assessing partnership with Uber in targeted cities; using Allego's public charging network, drivers can conveniently charge vehicles between trips

Allego is an ideal partner for Fleet companies because of its large Ultra-Fast and Fast public charging network, as well as its charging solutions services offering

Source: Company information.

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Premium and Diverse Customer and Partnership Base Fleets & Corporates OEMs Hosts Municipalities Allego’s strong positioning enables partnerships across multiple end markets Source: Company information. 32

Allego Offers High Value Services for Third Parties that Generate Traffic on Allego's Network

Installation Consulting and Services



- Design, supervise the building of and calibrate sites for third parties
- Offering includes network planning and hardware selection

Manage site installation for customers

Operations & Maintenance



- Operate sites on behalf of third parties
- Perform preventive and corrective maintenance
- 24/7 support

Run and service charging sites

Software Suite


allego

- Provide full EV Cloud™ operational support to customers
- Provide access to direct end-user billing

Provide essential data analytics

Overview of Key Service Contracts

	NISSAN	
Addressable Need	• All-in service to dealers	• Experience with Fast and Ultra-Fast charging
Project	• Deploy 600+ Fast chargers at dealerships across 16 countries • 5-year O&M contract	• Deploy 14 Fast chargers and 47 Ultra-Fast chargers in the Netherlands; deploy 68 Fast chargers and 25 Ultra-Fast chargers in the UK • 2-year O&M contract
Strategic Fit	• Pan-European installation services and maintenance capabilities • Interoperability • EV Cloud™ services • Flexibility to onboard new suppliers • Hardware independent • Access to Allego proprietary network	• One of the few EV charging networks with experience in Fast and Ultra-Fast charging • Installation consulting and services necessary to equip fueling stations with EV chargers • EV Cloud™ services

Source: Company information.

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Allego Has Had Success Winning EU Charging Support Programs and is Strongly Positioned for Further Mandates 2015 2016 2017 2018 2019 2020 2021 2022 2023 High-Power (Mega-E) 1 Fast /High-Power Fast High-Power 2018 – 2023 (SLAM) (Fast-E) (Ultra-E) €150M Capex Investment 2015 – 2018 2015 – 2018 2016 – 2019 First large-scale pan-European First German project Biggest EU First large-scale Ultra-Fast project focusing on to build large multi- Fast Charging EU Ultra-Fast metropolitan areas charger sites project charging project EU subsidy of €29mm 27 larger Fast 278 Fast Charging Locations: 202 Ultra-Fast locations Charging locations locations Netherlands, (4x Ultra-Fast chargers, 350kW) (4x Fast chargers, (1x Fast charger, Belgium, Germany 50kW) 50kW) and Austria Locations: Location: Locations: 12 European countries Germany Germany, Belgium There are numerous initiatives to support the expansion of EV charging; Allego has successfully capitalized on those policies and is well-positioned for further wins (1) Source: Company Allego doesn’t information own the . Mega-E assets but has signed an agreement to acquire them from Meridiam EM, an affiliate of Meridiam. 34

Allego's Charging Business Model is Underpinned by Strong Unit Economics

Illustrative Site Economics

Allego has successfully passed through higher energy costs and defended margins

Excluding Incentives

- Assumes Allego fully funds capex with no incentives
- Expansion of site through periodic investment of €100,000 in capex every 2 years
- Highly attractive 7-year IRR despite exclusion of subsidies

Including Incentives

- Total of €65,000 in subsidies received in 2021 to offset capital expenditures
- Price differential reflects upside captured through carbon credits; incremental ~€0.05 per kWh

	Excluding Incentives			Including Incentives		
	Year			Year		
(€ in '000, except €/kWh and sales in kWh)	1	5	7	1	5	7
Utilization Rate	6.0%	17.9%	26.7%	6.0%	17.9%	26.7%
Total MWh per site	168	779	1,294	168	779	1,294
x Average Price (c per kWh)	60	64	67	65	70	73
Charging Revenue per site	**€ 100**	**€ 503**	**€ 868**	**€ 109**	**€ 545**	**€ 941**
Gross Profit per site	€ 29	€ 312	€ 589	€ 31	€ 339	€ 638
Gross Margin (%)	*28.6%*	*62.1%*	*67.8%*	*28.6%*	*62.1%*	*67.8%*
Total Capex	(€ 327)	(€ 100)	(€ 100)	(€ 327)	(€ 100)	(€ 100)
Subsidies				65	0	0
Total Cash Flow	**(€ 298)**	**€ 212**	**€ 489**	**(€ 230)**	**€ 239**	**€ 538**
Cumulative Cash Flow	*(298)*	*212*	*1,169*	*(230)*	*339*	*1,385*
Average Payback Period (years)	**4.0**			**3.6**		
7-year IRR	**44.9%**			**47.8%**		

Source: Company Information.
Note: Year 1 represents 2021E, Year 5 represents 2025E, and Year 7 represents 2027E.

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